                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                        Crown Castle International Corp.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   228227-10-4
        ---------------------------------------------------------------
                                 (CUSIP Number)

                             Joseph B. Wollard, Esq.
                                 Citigroup Inc.
                           425 Park Avenue, 3rd Floor
                               New York, NY 10043
                                 (212) 559-1000
 ------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 January 8, 2001
        ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                         ------------------
CUSIP NO. 228227-10-4             SCHEDULE 13D                PAGE 1 of 12 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Salomon Brothers International Limited ("SBIL")
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) |_|
          (b) |X|
--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          WC, BK
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          England
--------------------------------------------------------------------------------
   NUMBER OF         7    SOLE VOTING POWER

    SHARES                0
                  --------------------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER

    OWNED BY              17,713,536
                  --------------------------------------------------------------
 EACH REPORTING           SOLE DISPOSITIVE POWER

     PERSON          9    0
                  --------------------------------------------------------------
      WITH          10    SHARED DISPOSITIVE POWER

                          17,713,536
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,713,536
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             |_|
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.4%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         CO, BD
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP NO. 228227-10-4             SCHEDULE 13D                PAGE 2 of 12 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Salomon Brothers Europe Limited ("SBEL")
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) |_|
          (b) |X|
--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          England
--------------------------------------------------------------------------------
   NUMBER OF         7    SOLE VOTING POWER

    SHARES                0
                  --------------------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER

    OWNED BY              17,713,536**
                  --------------------------------------------------------------
 EACH REPORTING           SOLE DISPOSITIVE POWER

     PERSON          9    0
                  --------------------------------------------------------------
      WITH          10    SHARED DISPOSITIVE POWER

                          17,713,536**
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,713,536**
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             |_|
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.4%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         CO, HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares beneficially owned by SBIL.

---------------------                                         ------------------
CUSIP NO. 228227-10-4             SCHEDULE 13D                PAGE 3 of 12 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Salomon International LLC ("SI")
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) |_|
          (b) |X|
--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
   NUMBER OF         7    SOLE VOTING POWER

    SHARES                0
                  --------------------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER

    OWNED BY              17,713,536**
                  --------------------------------------------------------------
 EACH REPORTING           SOLE DISPOSITIVE POWER

     PERSON          9    0
                  --------------------------------------------------------------
      WITH          10    SHARED DISPOSITIVE POWER

                          17,713,536**
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,713,536**
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             |_|
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.4%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         CO, HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares beneficially owned by SBIL.

---------------------                                         ------------------
CUSIP NO. 228227-10-4             SCHEDULE 13D                PAGE 4 of 12 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Salomon Brothers Holding Company Inc ("SBHC")
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) |_|
          (b) |X|
--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
   NUMBER OF         7    SOLE VOTING POWER

    SHARES                0
                  --------------------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER

    OWNED BY              17,874,504**
                  --------------------------------------------------------------
 EACH REPORTING           SOLE DISPOSITIVE POWER

     PERSON          9    0
                  --------------------------------------------------------------
      WITH          10    SHARED DISPOSITIVE POWER

                          17,874,504**
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,874,504**
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             |_|
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.5%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         CO, HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents 17,713,536 shares beneficially owned by SBIL and 160,968 shares beneficially owned by other subsidiaries of SBHC (including securities convertible into Common Stock).

---------------------                                         ------------------
CUSIP NO. 228227-10-4             SCHEDULE 13D                PAGE 5 of 12 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Salomon Smith Barney Holdings Inc. ("SSBH")
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) |_|
          (b) |X|
--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
--------------------------------------------------------------------------------
   NUMBER OF         7    SOLE VOTING POWER

    SHARES                0
                  --------------------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER

    OWNED BY              17,960,246**
                  --------------------------------------------------------------
 EACH REPORTING           SOLE DISPOSITIVE POWER

     PERSON          9    0
                  --------------------------------------------------------------
      WITH          10    SHARED DISPOSITIVE POWER

                          17,960,246**
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,960,246**
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             |_|
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.5%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         CO, HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents 17,713,536 shares beneficially owned by SBIL and 246,710 shares beneficially owned by other subsidiaries of SSBH (including securities convertible into Common Stock).

---------------------                                         ------------------
CUSIP NO. 228227-10-4             SCHEDULE 13D                PAGE 6 of 12 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Citigroup Inc. ("Citigroup")
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) |_|
          (b) |X|
--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          AF
--------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
   NUMBER OF         7    SOLE VOTING POWER

    SHARES                0
                  --------------------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER

    OWNED BY              17,960,246**
                  --------------------------------------------------------------
 EACH REPORTING           SOLE DISPOSITIVE POWER

     PERSON          9    0
                  --------------------------------------------------------------
      WITH          10    SHARED DISPOSITIVE POWER

                          17,960,246**
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,960,246**
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             |_|
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.5%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         CO, HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents 17,713,536 shares beneficially owned by SBIL and 246,710 shares beneficially owned by other subsidiaries of Citigroup (including securities convertible into Common Stock).

                                  SCHEDULE 13D

This Amendment No. 1 amends the Schedule 13D (the "Original Schedule") filed on July 17, 2000, on behalf of Salomon Brothers International Limited, an English corporation ("SBIL"), Salomon Brothers Europe Limited, an English corporation ("SBEL"), Salomon International LLC, a Delaware limited liability company ("SI"), Salomon Brothers Holding Company Inc, a Delaware corporation ("SBHC"), Salomon Smith Barney Holdings Inc., a New York corporation ("SSBH"), and Citigroup Inc., a Delaware corporation ("Citigroup") (each, a "Reporting Person" and collectively, the "Reporting Persons") relating to the Common Stock, par value $0.01 per share (the "Common Stock"), of Crown Castle International Corp. (the "Company"). Information contained in the Original Schedule remains in effect except to the extent it is superseded by the information contained herein. Information given in response to each item shall be deemed incorporated by reference in all other items. Capitalized terms used but not defined herein have the meanings ascribed to them in the Original Schedule.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This Item is amended and supplemented as follows:

On January 4, 2001, SBIL entered into a Loan and Security Agreement (the "Loan and Security Agreement") with Banco Santander Central Hispano S.A. ("BSCH"), pursuant to which SBIL borrowed $175,000,000 on January 8, 2001. To secure its obligations under the Loan and Security Agreement, SBIL pledged the Covered Shares to BSCH. Under the terms of the Loan and Security Agreement, the number of Covered Shares pledged to BSCH may vary from time to time under certain circumstances, including as a result of changes in the market value of the Covered Shares. Proceeds of the loan were used to replenish a portion of the working capital of SBIL used to acquire the Covered Shares.

Item 5. INTEREST IN SECURITIES OF THE COMPANY.

Clauses (a), (b) and (c) of this Item are amended and supplemented as follows:

(a-b) The percentages calculated in this Item 5 are based upon 211,173,816 shares of Common Stock outstanding on January 17, 2001 (including 84,816 shares that may be issued upon exercise of convertible securities).

SBIL

As of 4:00 p.m., New York time, on January 17, 2001, SBIL directly beneficially owned 17,713,536 shares of the Company's Common Stock. The following information is being provided as of such time with respect to SBIL's beneficial ownership of the Company's Common Stock.

  (a)   Amount Beneficially Owned:                           17,713,536
  (b)   Percent of Class:                                          8.4%


                               Page 7 of 12 pages

  (c)   Number of shares as to which such person has:
        (i)   sole power to vote or to direct the vote                         0
        (ii)  shared power to vote or direct the vote                 17,713,536
        (iii) sole power to dispose or to direct the disposition of            0
        (iv)  shared power to dispose or to direct the disposition of 17,713,536

SBEL

SBEL is the parent company of SBIL. The following information is being provided as of 4:00 p.m., New York time, on January 17, 2001 with respect to SBEL's beneficial ownership of the Company's Common Stock.

  (a)   Amount Beneficially Owned:                                    17,713,536
  (b)   Percent of Class:                                                   8.4%
  (c)   Number of shares as to which such person has:
        (i)   sole power to vote or to direct the vote                         0
        (ii)  shared power to vote or direct the vote                 17,713,536
        (iii) sole power to dispose or to direct the
                disposition of                                                 0
        (iv)  shared power to dispose or to direct the
                disposition of                                        17,713,536

SI

SI is the parent company of SBEL. The following information is being provided as of 4:00 p.m., New York time, on January 17, 2001 with respect to SI's beneficial ownership of the Company's Common Stock.

  (a)   Amount Beneficially Owned:                                    17,713,536
  (b)   Percent of Class:                                                   8.4%
  (c)   Number of shares as to which such person has:
        (i)   sole power to vote or to direct the vote                         0
        (ii)  shared power to vote or direct the vote                 17,713,536
        (iii) sole power to dispose or to direct the disposition of            0
        (iv)  shared power to dispose or to direct the disposition of 17,713,536

SBHC

SBHC is the parent company of SI. The following information is being provided as of 4:00 p.m., New York time, on January 17, 2001 with respect to SBHC's beneficial ownership of the Company's Common Stock.

  (a)   Amount Beneficially Owned:                                    17,874,504
  (b)   Percent of Class:                                                   8.5%
  (c)   Number of shares as to which such person has:
        (i)   sole power to vote or to direct the vote                         0
        (ii)  shared power to vote or direct the vote                 17,874,504
        (iii) sole power to dispose or to direct the disposition of            0


                               Page 8 of 12 pages

        (iv)  shared power to dispose or to direct the disposition of 17,874,504

The shares beneficially owned by SBHC reflect the Covered Shares beneficially owned by SBIL as well as 160,968 shares beneficially owned by certain other subsidiaries of SBHC (including securities convertible into Common Stock).

SSBH

SSBH is the parent company of SBHC. The following information is being provided as of 4:00 p.m., New York time, on January 17, 2001 with respect to SSBH's beneficial ownership of the Company's Common Stock.

  (a)   Amount Beneficially Owned:                                    17,960,246
  (b)   Percent of Class:                                                   8.5%
  (c)   Number of shares as to which such person has:
        (i)   sole power to vote or to direct the vote                         0
        (ii)  shared power to vote or direct the vote                 17,960,246
        (iii) sole power to dispose or to direct the disposition of            0
        (iv)  shared power to dispose or to direct the disposition of 17,960,246

The shares beneficially owned by SSBH reflect the Covered Shares beneficially owned by SBIL as well as 246,710 shares beneficially owned by certain other subsidiaries of SSBH (including securities convertible into Common Stock).

CITIGROUP

Citigroup is the parent company of SSBH. The following information is being provided as of 4:00 p.m., New York time on January 17, 2001 with respect to Citigroup's beneficial ownership of the Company's Common Stock.

  (a)   Amount Beneficially Owned:                                    17,960,246
  (b)   Percent of Class:                                                   8.5%
  (c)   Number of shares as to which such person has:
        (i)   sole power to vote or to direct the vote                         0
        (ii)  shared power to vote or direct the vote                 17,960,246
        (iii) sole power to dispose or to direct the disposition of            0
        (iv)  shared power to dispose or to direct the disposition of 17,960,246

The shares beneficially owned by SBIL reflect the Covered Shares beneficially owned by SBIL as well as 246,710 shares beneficially owned by certain other subsidiaries of Citigroup (including securities convertible into Common Stock).

(c) To the best knowledge of the Reporting Persons, and except as described in Item 3 and Item 6, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Exhibit A or Exhibit B of the Original Schedule, has effected any transactions in the Company's Common Stock during the period which commenced sixty (60) days prior to


                               Page 9 of 12 pages
the date of the event which triggered the filing of this amendment and ends on the date of the filing of this amendment. This amendment excludes transactions that may have been effected by certain subsidiaries of Citigroup for managed accounts with funds provided by third party customers.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Item 6 is amended and supplemented as follows:

As noted in Item 3, SBIL entered into the Loan and Security Agreement with BSCH, pursuant to which SBIL has pledged Covered Shares to BSCH. In connection with the Loan and Security Agreement, SBIL and BSCH entered into a Custodial Undertaking, dated January 4, 2001 (the "Custodial Undertaking"), with The Bank of New York, pursuant to which The Bank of New York will hold the pledged Covered Shares as custodian. In addition, SSBH issued a guarantee, dated January 4, 2001 (the "Guarantee") of the obligations of SBIL under the Loan and Security Agreement. The Loan and Security Agreement, Custodial Undertaking and Guarantee are attached as exhibits hereto and are incorporated by reference herein.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is amended and supplemented to include the following additional exhibits:

        Exhibit     Description
        -------     -----------

        J           Consent to Joint Filing of Schedule 13D pursuant to
                    Rule 13d-1(k)

        K Loan and Security Agreement, dated as of January 4, 2001, between SBIL and BSCH.

        L Custodial Undertaking, dated as of January 4, 2001, among SBIL, BSCH and The Bank of New York.

        M           Guarantee, dated January 4, 2001, by SSBH in favor of
                    BSCH.


                              Page 10 of 12 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 22, 2001



SALOMON BROTHERS INTERNATIONAL LIMITED


By: /s/ ANDREW M. GAULTER
   ---------------------------
Name:  Andrew M. Gaulter
Title: Joint Secretary



SALOMON BROTHERS EUROPE LIMITED


By: /s/ ANDREW M. GAULTER
   ---------------------------
Name:  Andrew M. Gaulter
Title: Joint Secretary


SALOMON INTERNATIONAL LLC


By: /s/ ROYCE MILLER
   ---------------------------
Name:  Royce Miller
Title: Secretary


SALOMON BROTHERS HOLDING COMPANY INC


By: /s/ HOWARD DARMSTADTER
   ---------------------------
Name:  Howard Darmstadter
Title: Assistant Secretary


SALOMON SMITH BARNEY HOLDINGS INC.


By: /s/ HOWARD DARMSTADTER
   ---------------------------
Name:  Howard Darmstadter
Title: Assistant Secretary


                              Page 11 of 12 pages

CITIGROUP INC.


By: /s/ JOSEPH B. WOLLARD
   ---------------------------
Name:  Joseph B. Wollard
Title: Assistant Secretary


                              Page 12 of 12 pages